Item 3.7: Order Types and Attributes

Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i.   priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-a-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii.   conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii.   order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv.   order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v.   whether an order type is eligible for routing to other Trading Centers;

vi.   the time-in-force instructions that can be used or not used with each order type;

vii.   the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

STANDARD ORDER TYPES: The ATS supports the following "Standard Order" types:

1) "Limit Order": an order which (if filled) executes at or above (for an order to sell) or at or below (for an order to buy) the User specified price. Limit Orders must include a security (symbol), a side (buy or sell), a limit price, and a maximum quantity (shares);

2) "Peg Order": a type of Limit Order which (if filled) executes at the NBB, NBO, or midpoint of the NBBO (or better) as indicated by execution instructions. Determination of the NBBO and midpoint price follows in Part III Items 11 and 23. Peg Orders must include a security (symbol), a side (buy or sell), and a maximum quantity (shares). Peg orders can also optionally include a limit price and/or an offset amount. Offset amounts must be expressed in increments greater than or equal to one penny ($.01). Buy orders will not execute at a price greater than the lowest of: the limit price, the NBO, or the peg price plus or minus the offset amount. Sell orders will not execute at a price lower than the greatest of: the limit price, the NBB, or the peg price plus or minus offset amount.

Limit prices greater than or equal to $1.00 must be expressed in increments of at least $.01 (i.e. sub-penny prices are not permitted). Limit prices less than $1.00 must be expressed in increments of at least $.0001. This applies to limit prices on all order types. If a Peg Order (including offset amount) would result in an effective price that is a sub-penny increment for a given auction, then the effective price for that order will be automatically rounded conservatively to the nearest permissible increment (i.e. the effective price will be rounded down for a buy order, and the effective price will be rounded up for a sell order) so that the order may participate in that auction.

Deleted: peg order

Deleted: at an impermissible

Deleted: not

Deleted: eligible

EXPRESSIVE ORDERS: The ATS also supports Expressive Orders, an order type that allows Subscribers or other External Users entering Bidder Logic to specify execution instructions spanning one or more individual Limit Orders. Any Limit Order or collection of Limit Orders referencing Bidder Logic receives treatment as an Expressive Order.

Expressive Orders have three components: 1) Bidder Logic: static functions that take data and return execution instructions. External Users approved to use the Expressive Bidding Service may provide their Bidder Logic via the mechanism described in Part III Item 5 under "ORDER AND BIDDER LOGIC SUBMISSION"; 2) Bidder Inputs: data provided by Subscribers (for example, notional maximum values or symbol ratios/weightings) for use in Expressive Orders. Bidder Inputs are provided as a FIX tag and may be specified on any Target Order entered in connection with a Expressive Order; 3) Target Orders: Limit or Pegged Orders submitted by Subscribers via FIX that reference Submitted Bidder Logic upon which such Bidder Logic acts.

BIDDER LOGIC SUBMISSION: Bidder Logic can be expressed using a programming language supported by the Operator, or via a domain-specific language developed by the Operator. A person using the Expressive Bidding Service must submit its Bidder Logic in advance of its use in any Expressive Order. The Operator may require External Users to certify their Bidder Logic in the OneChronos UAT environment before the Bidder Logic is available in production, particularly when the Logic is first submitted, or if the logic is altered in a material way (minor updates to Bidder Inputs such as the tolerance of a fill ratio on a pairs order may not require certification). When UAT certification is not required, updates to existing Bidder Logic will be available on the next calendar day after receipt by the ATS. Supported languages for expressing Bidder Logic use common mathematical and

Boolean constraints. Examples are provided below. Users of the service, as authors of any Bidder Logic, can submit such code via specific ATS personnel, who will deploy it into the ATS. As detailed in Part III Item 5, Bidder Logic is not itself an order, and orders themselves can only be submitted directly to the ATS by Subscribers.

Upon acceptance, each Bidder Logic submission is evaluated to confirm its properties (e.g. that it can successfully terminate), then assigned a unique reference ID, which is provided back to the user, for inclusion in Target Orders. Target Orders are always sent via FIX and must be received by the ATS from Subscribers.

The ATS supports Bidder Logic that enables the External User to submit a pairs order type on the ATS (see example below), where the External User may submit two target orders, and join them together as a pair order. The two target orders joined in the pair order will only execute if both can be filled (i.e., one target order will not execute if the other cannot). The ATS also supports specifying optional, customizable parameters that impose additional constraints, which, when not satisfied, suppress fills in either target order. One set of parameters constrains the ratio of fill quantities to a numeric range (i.e., the orders in the pair may not fill except in a specific ratio; the User may optionally specify a tolerance, so that the ratio need not be exact, but within the tolerance specified). Another set of parameters mandates that the execution prices of those fills satisfy a linear relationship (i.e., the User may specify three numbers, $g1$, $g2$, and L, such that the two orders in the pair may not fill unless $g1 * p1 + g2 * p2 >= L$, where $p1$ and $p2$ are the execution prices of the two orders in the Pair, respectively).

The following Example illustrates this functionality:

EXAMPLE: Pairs / Hedge Trade: A trader may wish to transact in two different symbols in similar amounts: buy A if and only if selling an approximately equal (within $1,000) notional amount of B

Constraint 1 (both A and B simultaneously):

Quantity(A) > 0 AND Quantity(B) > 0

Constraint 2 (maximum net notional of +/- $1,000):

-$1,000 < (Price(A) * Quantity(A) - Price(B) * Quantity(B)) < $1,000

Note: side (buy/sell) for A and B is expressed in the underlying Target Orders. Additional logic could be constructed to identify and select buy vs. sell side Target Orders for participation if Target Orders were provided for both sides.

The output of any Bidder Logic is similar to a collection of Boolean constraints (e.g. "AND," "OR") and algebraic constraints (e.g. +, *, < , =), acting on prices and/or quantities for different symbols. For example, a constraint Quantity(A) > 0 AND Quantity(B) > 0 would require that the quantity filled in symbol "A" must be greater than 0 and the quantity filled in symbol "B" must also be greater than 0. A similar, more restrictive constraint would be Quantity(A) = Quantity(B) meaning the share quantity in both symbols must be equal.

Either case would represent an intent to "only execute a trade in A if also executing a trade in B." If the constraint cannot be met in the auction, the Expressive Order will not be filled in either A or B.

For Expressive Bidding, the parameters of all constituent Target Orders (e.g. limit price) and the constraints provided in Bidder Logic must all be satisfied for an execution to occur. Bidder Logic cannot permit an execution that would violate the parameters of the Target Order(s); likewise, Target Order parameters cannot permit an execution that would violate constraints provided in Bidder Logic. For example: an Expressive Order with Bidder Logic specifying willingness to execute multiple orders at the calculated midpoint or better, will not execute if dependent on inclusion of a Target Order whose limit price is less aggressive than the calculated midpoint and the clearing price of the auction.

ORDER AVAILABILITY: The ATS uses periodic call auctions that make use of mathematical optimization techniques to match buyers and sellers. These auctions take place multiple times per second throughout the trading day. Each auction considers all eligible orders across all symbols simultaneously and seeks an "optimal" matching between buyers and sellers as described in Part III Item 11. All order types, including Expressive Orders, are available to all Subscribers of the ATS, and have the same eligibility criteria and time cut-offs for participation in a given auction. Expressive Orders are evaluated (i.e. Bidder Logic code is processed) in each auction prior to the start of the auction's optimization process. Given that Expressive Orders could allow for varying degrees of complexity, their evaluation is resource constrained. That is, each Expressive Order is allocated a finite amount of computation resources and is evaluated prior to the commencement of the Match Optimization process described in Part III Item 11 under the Auction Procedure heading. These computational constraints apply to all Expressive Orders equally (i.e. regardless of order complexity or from whom the ATS received the order). An Expressive Order and its associated Target Orders will not be eligible for the auction if the Expressive Order exceeds its evaluation constraints.

ORDER PRIORITY: The ATS periodically holds auctions (multiple times per second) designed to seek an optimal matching between buyers and sellers across all eligible orders. Each order's eligibility for participation is determined by its time-stamped receipt at one of the Operator's distributed PoPs (the Operator is commencing operation with a single PoP, in Equinix NY5). Executions, allocations, and per symbol clearing prices are determined using mathematical optimization techniques, maximizing Aggregate Price Improvement dollars across eligible orders in a given auction. See Part III Item 11 under the Distributed Point of Presence System and Auction Procedure headings for specific details.

EXECUTION INSTRUCTIONS: The ATS supports a set of execution instructions applicable to both of its Standard Order types (Limit Orders and Peg Orders) at the FIX layer. These execution instructions also apply to the Target Orders that are used in connection with Expressive Bidding, and Conditional Indications (as described in Part III Item 9). Subscribers may use these execution instructions on a per order basis, subject to system bounds established and imposed by the ATS itself as described in Part III Item 8. The following execution instructions are available: 1) Price Limit (minimum price verification on a per-share basis); 2) Maximum number of shares; 3) Minimum number of shares; 4) Time-in-force: Day, Immediate or Cancel, Fill or Kill, Good 'Til Date (with an expire time not to exceed the end of the current trading session);

These message-layer constraints cannot be overridden by Expressive Bidding and Bidder Logic.

ORDER CANCELLATION, MODIFICATION, AND REPLACEMENT: the ATS does not support modification of resting orders, but Subscribers can cancel and replace orders with either a single cancel-replace request or two separate cancellation and new order entry requests. Order entry and cancellation requests are processed as described in Part III Item 11(c). As discussed in Part III Item 9, Firm Up Orders sent in response to a Conditional Invitation may not be cancelled and replaced.

ROUTING: The ATS does not route orders to other trading centers.

The ATS does not support any order types designed not to remove liquidity, as the ATS does not distinguish between providing and removing liquidity.

CUSTOM COUNTERPARTY GROUPS: As described in Part III Item 14, the ATS offers functionality for Subscribers to specify custom groups of counterparties against which to execute on an order-by-order basis, for both orders and Conditional Indications.

Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

Y

If no, identify and explain any differences.

Item 3.19: Fees

Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

The commissions charged for using the ATS are calculated on a per-share basis. As discussed in this section, the commission rate is dependent on the type of transaction, as well as the origin of the order, as discussed below, with discounts available based on a Subscriber's total traded quantity over the course of a calendar month. In the event that none of the pricing described in this section applies to an execution, the execution will be charged a commission of $0.0010 per executed share. The commission structure is the same for all Subscribers, outside of Custom Groups, Expressive Orders and Firm Up Orders.

CUSTOM GROUPS, EXPRESSIVE ORDERS AND FIRM UP ORDERS: The ATS does not have a standard commission schedule associated with Custom Groups, Expressive Orders or Firm Up Orders. Execution of Firm Up Orders, Expressive Orders or orders executed in a Custom Group are charged commissions in a range from $0 per share to $0.0015 per share. Orders executed in a Custom Group are charged commissions in a range from $0 per share to $0.0030 per share. The commissions associated with Custom Group, Expressive Orders and Firm Up Order executions are at a negotiated rate, and the negotiated rate for a Custom Group execution, Expressive Order execution and Firm Up Order execution may be subject to different negotiated commission rates with a single Subscriber. Factors considered when negotiating commissions change from time to time and may include but are not limited to historical trading volumes and patterns, anticipated trading volumes and patterns, and the characteristics of the orders (for example, how frequently marketable the orders are, size of orders, breadth of symbols, resting times, origin of the order flow (retail or institutional), etc). The commissions charged for Custom Group, Expressive Order or Firm Up Order executions may be re-evaluated from time to time.

RETAIL: Additionally, there is no commission charged for executions on orders that the Subscriber has attested, on an order-by-order basis, as originating from retail flow. This is irrespective of whether or not the executions occur inside of a Custom Group.

INTRODUCTORY DISCOUNTS: As discussed in Item 19c, the Operator may offer an introductory discount period, pertaining to new Subscribers, new functionality, existing

Subscribers' initial use of existing functionality, or material changes in existing Subscribers' use of existing functionality (see Item 19c) for which the Operator determines the discount amount and length of the discount period. The discounted commissions will generally be between $0.0000 and $0.0015 per share. The length of the discount period will generally be 3 to 6 months, subject to revision at the Operator's discretion (e.g. based upon onboarding progress).

FEE PASSTHROUGH: In addition to the commissions described above, the Operator passes through certain regulatory fees it is assessed (e.g. Section 31 fees, and Trading Activity Fees) to Subscribers. The OneChronos ATS is the CAT Executing Broker for both the buyer and the seller on all trades it executes and the Operator is charged CAT fees accordingly, which it then passes through to Subscribers.

REBATES: As discussed in Part III Item 19(c) below, certain Subscribers in Custom Groups may pay a higher negotiated commission rate to the Operator, who will rebate part of that higher rate to the other Subscriber or Subscribers in that Custom Group. As noted above, the Operator charges a commission of $0 per share to $.0030 for executions in Custom Groups.

OTHER: The ATS does not charge Subscribers for network connectivity, access, or execution data.

Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

No such fees are charged; no additional services are bundled with the use of the ATS.

Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

INTRODUCTORY DISCOUNTS:

The Operator may offer five types of introductory discounts, at its discretion, as described in Item 19a. Discounts may be available:

1) To new Subscribers to the ATS, in the form of discounted commissions on their executions.

2) When the Broker-Dealer Operator introduces new functionality (e.g., order types, order instructions) in the form of discounted commissions on executions resulting from the new functionality.
3) When an existing Subscriber is using existing functionality (e.g., order types, order instructions) for the first time.
4) When an existing Subscriber changes their usage of existing functionality in a way that materially increases anticipated activity on the platform (for example, increasing the number of symbols traded, average order size, price aggressiveness, duration of orders).
5) When an existing Subscriber sends an entirely new category of flow to the ATS (e.g, if a Subscriber enables a new trading strategy, if a Subscriber routes flow for a new client to the ATS, or if a Subscriber routes qualitatively distinct (e.g. retail) flow to the ATS).

In all of the above cases, the amount of the discount, and the amount of time for which the discount applies may be negotiated with an individual Subscriber, but will be in line with the ranges discussed in Item 19a. Factors involved in determining the amount of discount and the time for which the discount applies include but are not limited to the Subscribers anticipated volume, the characteristics of their orders (for example the number of symbols traded, average order size, amount of price improvement, duration of orders), and their usage of new ATS functionality.

VOLUME-BASED TIERING:

The Operator offers volume-based tiering where Subscribers can pay lower commissions, as follows:

If a Subscriber's total traded volume for a calendar month is greater than or equal to 5% of OneChronos total matched volume for the calendar month, the Subscriber will incur a commission of $0.0007 per share.

If a Subscriber's total traded volume for a calendar month is greater than or equal to 7% of OneChronos total matched volume for the calendar month, the Subscriber will incur a commission of $0.0005 per share.

The Base Rate commission (i.e., the rate charged in the event no discounts/other pricing apply) of $0.0010 is the same for all Subscribers. Until October 31, 2025, any discount will be calculated retroactively on all shares traded for that calendar month. Beginning on November 1, 2025, any discounts will be established and disclosed to the Subscriber at the beginning of a calendar month and will apply prospectively only to shares traded on the ATS during that month. Discounts will not be applied retroactively. In the event the execution is eligible for a lower commission by way of other pricing described in this section (for example, if the retail pricing applies, or the execution is in a Custom Group with a lower negotiated commission), the lower commission will apply. Subscribers' traded volume and OneChronos matched volume are computed as the sum of total shares traded/matched across all securities.

REBATES: As discussed in Part III Item 19(c) below, certain Subscribers in Custom Groups may pay a higher negotiated commission rate to the Operator, who will rebate part of that higher rate to the other Subscriber or Subscribers in that Custom Group. As noted above, the Operator charges a commission of $0 per share to $.0030 for executions in Custom Groups.